Steven J. Newman, Founder, Chief Executive Officer, President, Secretary and Director

Steven J. Newman is the Founder, CEO, President, Secretary, and Director of Rock.com since 2001. Steven is a serial entrepreneur and has been running Internet businesses continually since 1995. He is a noted expert in domain names and e-commerce and has been featured in Wired Magazine, the Wall Street Journal and spoken at the Internet Retailer Conference and Exhibition. Steven co-authored "Domain Names for Dummies" and founded GreatDomains.com, which was sold to Ver-isign in 2000 in a transaction valued at $100 million in cash and stock. Previously, Steven was a Di-rector of Finance at Nestle and an audit manager/CPA at Price Waterhouse Coopers. Steven earned a B.S. in Biology and an MBA from the University of California, Los Angeles.